Executive Board J.J. Nooitgedagt

AEGON N.V.

Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720 United States of America	Postal address:
P.O. Box 85
2501 CB The Hague (The Netherlands)
AEGON N.V. visiting address:
AEGONplein 50
2591 TV The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
M EB NGT	File No. 1-10882	344 82 84	October 31, 2011

Dear Mr. Rosenberg,

We thank you for your letter dated October 17, 2011 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2010 (“2010 Form 20-F”).

We set forth below our response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The response to your letter is numbered to correspond to the numbered comment in that letter.

Item 18. Financial Statements

Notes to the consolidated financial statements

48. Commitments and contingencies, page 321

1. Please refer to your response to comment two. Your proposed disclosure states that “it is not practicable for AEGON to quantify reliably a range or maximum liability.” It is not clear what you mean by “reliably.” Paragraph 86(a) of IAS 37 requires an estimate of its financial effect, measured under paragraphs 36-52. Please revise your proposed disclosure to be included in future periodic reports to clarify, if true, that it is not practicable to provide an estimate of the financial effect.

Response

The reference to ‘reliably’ in the context of IAS 37, paragraph 14, relates to provisions and not contingencies so this may indeed be unclear. We will remove the word ‘reliably’ from the proposed disclosure to align our wording to the requirement of IAS 37 paragraph 91. Our revised proposed disclosure as per December 31, 2010 is set out below. The information in future filings would be appropriately updated to reflect recent developments:

“Legal Proceedings[1]

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are

[1]	The information is given solely for purposes of providing an example. Information as per December 31, 2010.

encouraging others to bring lawsuits in respect of certain products. AEGON has established litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

Proceedings in which AEGON is involved:

AEGON and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. Matters like these are being defended vigorously; however, at this time, due to its nature and the type of claims, it is not practicable for AEGON to quantify a range or maximum liability or the timing of the financial impact, if any.”

* * * *

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 433 8284 or Jurgen van Rossum, Senior Vice President and Corporate Controller, at + 31 70 344 5458.

Very truly yours,

/s/ Jan J. Nooitgedagt
Jan J. Nooitgedagt Chief Financial Officer